Exhibit a(ii)

Statement from the Board of Directors of Smedvig asa

On December 12, 2005 Noble Corporation agreed to acquire from Peter T. Smedvig and his family 21,095,600 A-shares and 2,501,374 B-shares representing 39.24% of the voting A-shares and 28.87% of the issued shares of Smedvig ASA (“Smedvig”, the “Company”) at a price of NOK 200 per A share and NOK 150 per B share. On January 9, 2006 SeaDrill Limited (“SeaDrill”) a Bermudian limited company, announced a voluntary cash offer to the shareholders of Smedvig to acquire all outstanding shares. The offer was subject to various conditions, including an acceptance level of more than 50% of Class A shares and a right for SeaDrill to withdraw the offer at any time. On January 9, Smedvig accepted the Offer for its 1,025,000 treasury Class A-shares. On January 10, 2006 SeaDrill announced a revised cash offer to all non-US shareholders of Smedvig to acquire all outstanding shares (the “Offer”). The Offer is subject to various conditions including a total acceptance level of more than 50% of the Class A shares and a right for SeaDrill to waive this (and other) condition and to withdraw the Offer at any time if it seems clear that the acceptance level of the Offer is not met. If the Offer is successful, SeaDrill will proceed with a mandatory offer in accordance with the Norwegian Securities Act.

Pursuant to the Securities Trading Act Section 4-18 cfr Section 4-16, the Board of Directors of Smedvig is required to make a statement regarding the Offer.

The Chairman of the Board Peter T. Smedvig has declared an interest, and has not participated in the discussion of the sale of the treasury shares or the evaluation of the Offer.

The Board has been assisted by the financial advisor Enskilda Securities ASA in its assessment of the Offer. Enskilda Securities ASA advised that the Offer price and the price differential between Class A and Class B shares are fair.

The offer price for each Class A-share is NOK 205, and for each Class B-share NOK 165.

It is the opinion of the Board that the Offer is fair from a financial point of view. In its assessment of the Offer, the Board has considered, among other things, the Company’s underlying asset values and forecasted future cash flows. The Board has also taken into account that the liquidity in the Smedvig shares is expected to be lower after completion of the Offer. The Board notes that the price for the Class B-shares represents a premium of approximately 28% compared to the closing price for the shares on December 12, 2005, and the offer price for the A-shares represent a premium of approximately 28% compared to the closing price on the same day. The price differential is comparable to the historic trading price differential for the A and B shares for the past 12 months.

Shareholders should be aware that if the Offer is successful and SeaDrill proceeds with a mandatory offer pursuant to the Securities Trading Act as advised in the offer letter, the price shall be as high as the highest price SeaDrill has paid during the last 6 months prior to the date the mandatory offer obligation arises. If it is clear that the market price at the time the mandatory offer obligation arises is higher, the offer price shall be at least as high as the market price. This last alternative will normally require a significant difference. The mandatory offer must be submitted without undue delay and no later than 4 weeks after the offer obligation was activated with an offer period of not less than 4 weeks and not more than 6 weeks. The mandatory offer must be secured by a guarantee issued by a financial institution. The shareholders should also be aware that if SeaDrill acquires shares representing more than 90% of the capital and the votes of Smedvig, there may be a subsequent compulsory acquisition of the remaining shares pursuant to the Public Limited Companies Act Section 4-25. The courts who will determine the price in such compulsory acquisition will not necessarily base their determination on the same price and assessment as described above.

On January 9, 2006, Smedvig informed Noble Corporation that the Board of Smedvig would have a meeting on January 11, 2006 with the objective to evaluate the SeaDrill offer in order to issue a statement to the Smedvig shareholders. On January 10, 2006, Noble Corporation in a conversation with the Chairman of the Board reiterated their intentions as stated in the Noble press release dated December 29, 2005. Noble Corporation has not provided the Board with any new information regarding timing and terms and conditions of any offer at the time of this statement.

As described above, the offered price is approximately 28% above the prevailing market prices on December 12, 2005. Most of this price differential is probably attributable to the expectation and subsequent submittal of a tender offer for all the shares of Smedvig. If SeaDrill’s offer is not successful and no tender offer is forthcoming, the share price could drop to a level which does not include such expectations.

The Board has requested SeaDrill to take action to ensure that Smedvig shareholders in all jurisdictions are able to participate in the Offer or in the subsequent mandatory offer in compliance with applicable law.

SeaDrill advises in the offer letter that the Offer is fully financed through a combination of available cash in SeaDrill and committed bank loans, but that no guarantees are furnished for fulfilment of the Offer. The Board has not made any assessment of SeaDrill’s financial resources, but assumes that SeaDrill is able to make settlement for all shares.

The Board has taken note of the statement from SeaDrill that the combination of SeaDrill and Smedvig will create a major Norwegian based drilling company listed on the Oslo Stock Exchange, that Smedvig’s highly competent organisation will enhance SeaDrill’s operation and that the combined company will be a leading supplier of high quality and cost-efficient drilling and service units to the offshore oil and gas industry, as well as a provider of production drilling, wireline operations and engineering services. The Company’s employees have been informed of the Offer. The employees have not made any objections to the Offer under the assumption that SeaDrill continues the current Smedvig activities.

The Offer Documents have been approved by Oslo Stock Exchange. The Board has not made any investigation with respect to the Offers` compliance with laws in other jurisdictions

On the basis of the above, the Board of Directors of Smedvig unanimously recommends the shareholders to accept the Offer. Peter T. Smedvig had declared an interest and did not participate in the decision.

The Board member Raymond De Smedt and the Chief Executive Officer Kjell E. Jacobsen hold shares in the Company, directly or through companies controlled by them. It is their intention to accept the Offer with respect to these shares. The Chairman of the Board, Peter T. Smedvig has advised that the same applies to the remaining shares held directly or indirectly by him or his family. The Board member J. Larry Nichols holds shares in the Company, but as a US resident is not included in the Offer.

Stavanger, January 11, 2006

The Board of Smedvig asa